November 1, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jeanne Bennett
Lynn Dicker
Division of Corporation Finance
Office of Life Sciences

Re:	Cadre Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-257849)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m., Eastern Time, on November 3, 2021, or as soon thereafter as practicable, or at such other time as the registrant or its counsel may request by telephone call to the Staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, please be advised that there has been distributed or will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the registrant’s preliminary prospectus dated November 1, 2021 as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We have been informed by the participating underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

Sincerely,

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Craig DeDomenico
Name: Craig DeDomenico
Title: Managing Director

As representative of the several underwriters

[Signature Page to Underwriters’ Acceleration Request Letter]

Sincerely,

RAYMOND JAMES & ASSOCIATES, INC.

By:	/s/ Sean Wolf
Name: Sean Wolf
Title: Director

As representative of the several underwriters

[Signature Page to Underwriters’ Acceleration Request Letter]

Sincerely,

B. RILEY SECURITIES, INC.

By:	/s/ Jimmy Baker
Name: Jimmy Baker
Title: President

As representative of the several underwriters

[Signature Page to Underwriters’ Acceleration Request Letter]